2013 Third Quarter Results Presentation November 6, 2013

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© 2013 Giant Interactive Group, Inc. All Rights Reserved 2 Safe Harbor Statement and Currency Convenience Translation Safe Harbor Statement Statements in this release contain “forward - looking” statements within the meaning of Section 27 A of the Securities Act of 1933 , as amended, and Section 21 E of the Securities Exchange Act of 1934 , as amended, and as defined in the Private Securities Litigation Reform Act of 1995 . These forward - looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements and among others, include statements regarding the Company’s expectation for moderate growth in the fourth quarter 2013 ; the expected growth of Supreme Tai - Chi and Genesis of the Empire after the games are launched on multiple platforms run by the Company’s partners ; the expected growth of the webgame market in China and the Company’s ability to gain market share with its new webgames ; the ability of the Company to deliver great mobile games with its in - depth knowledge and experience in marketing and operating games in the China market, as well as with its game pipeline ; the ability for the Company to leverage its collaboration with third - party platforms and to explore new and profitable distribution channels while maintaining industry - leading profitability driven by prudent spending and continuously improving efficiency ; the ability of the Company to keep up the growth momentum and seize the opportunities with the support of its strong teams of developers led by industry - known chief producers and a diversified game portfolio in the pipeline ; and the timetable for testing and release of new games and expansion packs in the Company’s game pipeline . These forward - looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control . Our actual results and financial condition and other cir

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cumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward - looking statements . Among the factors that could cause the Company’s actual results to differ from what the Company currently anticipates may include a deterioration in the performances of the ZT Online 1 Series and ZT Online 2 , unexpected delays in developing expansion packs or in the timetable for testing and launching our games, our dependence on the ZT Online franchise, which currently account for the majority of our historical net revenues, failure of our webgames, MMO pipeline games, or other diversification or distribution efforts to grow as successful as expected, uncertainties with respect to the PRC legal and regulatory environments and the volatility of the markets in which the Company operates . The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in our annual report on Form 20 - F for the fiscal year 2012 , as filed with the Securities and Exchange Commission on April 18 , 2013 , which is available on the Securities and Exchange Commission’s website at www . sec . gov . For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 3 of our annual report for fiscal year 2012 . Our actual results of operations for the third quarter of 2013 are not necessarily indicative of our operating results for any future periods . Any projections in this release are based on limited information currently available to the Company, which is subject to change . Although such projections and the factors influencing them will likely change, the Company undertakes no obligation to update or revise these forward - looking statements, whether as a result of new information, future events or otherwise, after the date of this presentation . Such information speaks only as of the date of this presentation . Currency Convenience Translation This presentation contains translations of certain Renminbi (RMB) amounts into US dollars (US $ ) at the rate of US $ 1 . 00 to RMB 6 . 1200 , which was the noon buying rate as of September 30 , 2013 in the City of New York for cable transfers in Renminbi per US dollar as certified for customs purposes by the Federal Reserve Bank of New York . The Company makes no representation that the Renminbi or US dollar amounts referred to in this release could have been, or could be, converted into US dollars at such rate or at all .

© 2013 Giant Interactive Group, Inc. All Rights Reserved 3 Table of Contents Company Overview Key Operational and Financial Highlights Portfolio and Pipeline Business Outlook 1 2 3 4

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© 2013 Giant Interactive Group, Inc. All Rights Reserved 4 Company Overview: 1

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Giant in a Snapshot

Great Game Great Life

A Leading Online Game Developer and Publisher in China

- Focus on elite game strategy. Superior R&D talents and self-development. Innovative & sustainable game design. Smart marketing.
- **2006** Pioneered item-based (free-to-play aka freemium) revenue model (ZT)
- **2011** Created next-gen transaction-based revenue model (ZT2)
- **2013** Embedded GvG gameplay, a game design breakthrough (WOXX)
- Diverse pipeline with new genres and formats such as webgames and mobile games

About Giant	
Headquarters:	Shanghai, China
Founded:	November 2004
Employees:	~1,700 (1,000+ in R&D)
Investor Info:	www.ga-me.com
NYSE Listed	GA LISTED NYSE
IPO:	November 2007
Market Cap:	US$2.1 billion (Nov 5, 2013)
Fully Diluted Shares:	~248m

© 2013 Giant Interactive Group, Inc. All Rights Reserved
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© 2013 Giant Interactive Group, Inc. All Rights Reserved 6 Key Operational and Financial Highlights 2

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Q3 2013 Operational Highlights

GIANT
Great Game Great Life

Top line recorded sequential growth for 15 consecutive quarters

- Up 0.3% QoQ, 8.6% YoY

World of Xianxia **open beta testing launched in September**

- To release first expansion pack in November

New *ZT Online 2* expansion pack

- New content and updates received positive feedbacks
- To launch promotional activities in Q4

Webgame and Mobile Game Updates

- Webgames *Genesis of the Empire* and *Surpreme Tai-Chi* launched and exceeded expectations
- *Kung Fu BBQ*, first mobile game to launch in Q4. *ZT Online Mobile* scheduled for Q1 2014

© 2013 Giant Interactive Group, Inc. All Rights Reserved
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© 2013 Giant Interactive Group, Inc. All Rights Reserved 8 Our Strategic Expansion 2013 : the Defining Year for Diversification MMO Webgames Mobile Games MMO – World of Xianxia • Q2 2013 - Official closed beta testing and large - scale marketing campaign • Q3 2013 - Commence open beta testing Webgames • Genesis of the Empire and Supreme Tai - Chi launched in Q3 2013 Mobile Games • Leverage our industry

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- leading game design to develop high - quality mobile games • Kung Fu BBQ to launch by end of 2013 • Also seek M&A and partnership opportunities Increasing the ways and devices from which gamers access our games New formats are all incremental growth

© 2013 Giant Interactive Group, Inc. All Rights Reserved 9 Key Operating Metrics 2,087 2,167 2,184 2,216 2,241 2,300 2,257 2,328 2,335 Q3 Q4 2011 Q1 Q2 Q3 Q4 2012 Q1 Q2 Q3 2013 Users in Thousands Active Paying Accounts (APA) 661 667 681 685 694 702 690 702 697 Q3 Q4 2011 Q1 Q2 Q3 Q4 2012 Q1 Q2 Q3 2013 Users in Thousands Average Concurrent Users (ACU) 217 221 228 233 238 238 238 244 245 Q3 Q4 2011 Q1 Q2 Q3 Q4 2012 Q1 Q2

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Q3 2013 RMB Average Revenue Per User (ARPU) 2,297 2,339 2,288 2,307 2,328 2,370 2,281 2,319 2,271 Q3 Q4 2011 Q1 Q2 Q3 Q4 2012 Q1 Q2 Q3 2013 Users in Thousands Peak Concurrent Users (PCU)

© 2013 Giant Interactive Group, Inc. All Rights Reserved 10 Achieved Revenue Growth for 15 Consecutive Quarters 44.6 47.4 50.6 55.8 61.6 67.5 71.8 78.6 80.8 83.1 86.4 91.8 92.2 95.8 96.4 85.2% 85.4% 85.2% 84.5% 84.4% 85.5% 86.2% 86.3% 86.7% 87.3% 86.2% 86.3% 85.6% 87.9% 86.9% Q1 Q2 Q3 Q4 2010 Q1 Q2 Q3 Q4 2011 Q1 Q2 Q3 Q4 2012 Q1 Q2 Q3 2013 US$ Millions Revenue Gross Profit Margin

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© 2013 Giant Interactive Group, Inc. All Rights Reserved 11 Superior Profitability 27.1 27.4 31.2 35.0 40.0 1.6 56.6 39.2 46.4 48.4 49.6 13.3 52.5 59.9 58.1 60.9% 57.8% 61.6% 62.8% 65.0% 2.3% 78.9% 49.8% 57.4% 58.2% 57.4% 14.5% 56.9% 62.5% 60.3% Q1 Q2 Q3 Q4 2010 Q1 Q2 Q3 Q4 2011 Q1 Q2 Q3 Q4 2012 Q1 Q2 Q3 2013 US$ Millions GAAP Net Income GAAP Net Margin • Q2 2011 GAAP Net Income and Margin were down d

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ue to one - time withholding tax associated with repatriation of cash for a significant $ 3.00 per share special dividend • Q4 2012 GAAP Net Income and Margin were down due to impairment charge in 51.com

© 2013 Giant Interactive Group, Inc. All Rights Reserved 12 Q3 2013 Key Financial Highlights (in millions, except EPS) Q3 2013 US$ Q3 2013 RMB Q2 2013 RMB QoQ % Q3 2012 RMB YoY % Total Net Revenue 96.4 590.0 588.1 0.3% 543.2 8.6% Cost of Services 12.7 77.5 71.1 8.9% 75.1 3.1% Gross Profit 83.7 512.5 517.0 - 0.9% 468.1 9.5% Gross Profit Margin 86.9% 87.9% - 1.2% 86.2% 0.8% Operating Expenses 26.8 164.0 1

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59.4 2.9% 141.7 15.7% Income from Operations 56.9 348.4 357.6 - 2.6% 326.4 6.8% Operating Margin 59.1% 60.8% - 2.9% 60.1% - 1.7% Net Income Attributable to the Company’s Shareholders 58.1 355.8 367.6 - 3.2% 311.7 14.1% Net Margin 60.3% 62.5% - 3.5% 57.4% 5.1% Basic EPS (RMB) 1.48 1.53 - 3.3% 1.32 12.1% Diluted EPS (RMB) 1.44 1.49 - 3.4% 1.28 12.5% Q2 2013 US$ QoQ % Q3 2012 US$ YoY % GAAP Basic EPS (US$) 0.24 0.25 - 4.0% 0.21 14.3% GAAP Diluted EPS (US$) 0.23 0.24 - 4.2% 0.20 15.0% Non - GAAP Basic EPS (US$) 0.25 0.26 - 3.8% 0.23 8.7% Non - GAAP Diluted EPS (US$) 0.25 0.25 0.0% 0.22 13.6%

© 2013 Giant Interactive Group, Inc. All Rights Reserved 13 Strong Balance Sheet (in millions) Sep 30, 2013 US$ Sep 30, 2013 RMB Jun 30, 2013 RMB Sep 30, 2012 RMB Cash, Cash Equivalents, R estricted Cash & Short - term Investments 610.3 3,734.8 3,337.7 2,337.7 Current Assets 678.3 4,151.5 3,818.4 2,710.5 Total Assets 861.2 5,270.2 4,978.2 4,099.7 Current Liabilities 280.7 1,718.1 1,438.2 957.0 Total Liabilities 29

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9.3 1,831.8 1,546.1 982.3 Giant Interactive Group Inc.’s Equity 548.7 3,358.3 3,327.0 3,063.7 Non - controlling Interest 13.1 80.1 105.1 53.8 Total Liabilities and Equity 861.2 5,270.2 4,978.2 4,099.7

© 2013 Giant Interactive Group, Inc. All Rights Reserved 14 184.4 394.3 90.4 420.7 92.8 506.1 252.2 151.0 179.9 126.7 161.9 311.9 358.7 385.2 151.2 554.0 342.6 769.5 492.9 852.0 301.3 48.0 146.1 110.5 187.9 210.0 118.7 125.2 158.6 457.0 2.0 Q1 Q2 Q3 Q4 2010 Q1 Q2 Q3 Q4 2011 Q1 Q2 Q3 Q4 2012 Q1 Q2 Q3 2013 US$ Millions Cash and Cash Equivalents Short-term Investments Restricted Cash US$708 million special cash dividend

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Strong Cash Position Allows Better Shareholder Return • US$1.0 billion in dividends paid to shareholders since Q1 2010 • Next semi - annual dividend: US$0.23 per share; record date on December 12

© 2013 Giant Interactive Group, Inc. All Rights Reserved 15 Portfolio and Pipeline 3

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Our Flagship – *ZT Online* Series

GIANT

Great Game Great Life

ZT Online 2

- Self-developed Free-to-play 2D MMORPG
- 3rd generation in-game economy providing fairer system to more gamers
- Open beta testing launched in **September 2011**
- Enriched and upgraded gameplay mechanics introduced in **March 2013**
- New expansion pack released in **Q3 2013**

ZT Online

- Self-developed Free-to-Play 2D MMORPG launched in **January 2006**
- Ancient Chinese martial arts theme. Suitable for hardcore and high-spending players.

ZT Online Classic

- The 2006 version of *ZT Online* without newer updates
- Designed to target retro and old school *ZT Online* players who prefer the original version
- Open beta testing launched at end of **Q3 2008**

ZT Online Green

- *ZT Online* gameplay with revised in-game economy for lower-spending players
- Open beta testing launched at end of **Q1 2010**

© 2013 Giant Interactive Group, Inc. All Rights Reserved
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© 2013 Giant Interactive Group, Inc. All Rights Reserved 17 World of Xianxia A successful franchise outside of the ZT Online Series • Self - developed 3D Chinese fantasy MMORPG with ancient Chinese mythological background and vivid graphics • Game design breakthrough for Chinese gamers’ tastes by embedding GvG gameplay into basic game architecture • Began official closed beta testing with large scale marketing

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in April 2013 • Open beta testing in launched in September 2013 • To release first expansion pack in November 2013 World of Xianxia

Strong & Diversified Pipeline

GIANT

Great Game Great Life

Cang Tian 2

- 3D MMORPG developed by WeMade
- Exclusive rights to operate in Mainland China
- To initiate engineering testing in **Q1 2014**

Jianghu

- 2D self-developed martial arts MMORPG
- Large-scale PK, UGC and dynamic gameplay
- Engineering testing in **December 2013**

Glorious Mission

- Online FPS game using the Unreal 3 engine and supported by the Chinese military
- Limited closed beta testing began in **August 2013**
- To start another round of testing at the **end of November 2013**


MMORPG
FPS
Mobile Games
Webgames

- *Kung Fu BBQ*, turn-based card battle game, to launch in Q4
- *ZT Online Mobile*, mobile RPG with real-time PK battles, to launch in Q1 2014

Genesis of the Empire

- ARPG based on the Three Kingdom era
- Commercial launched in **Q3 2013**

Supreme Tai-Chi

- ARPG based on classic Chinese novel *Water Margin*
- Launched in **Q3 2013**

© 2013 Giant Interactive Group, Inc. All Rights Reserved

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© 2013 Giant Interactive Group, Inc. All Rights Reserved 19 Business Outlook 4

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© 2013 Giant Interactive Group, Inc. All Rights Reserved 20 Near - term Expectation Giant expects total revenue for the fourth quarter 2013 to grow moderately as compared to the third quarter 2013

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NYSE: GA Thank You www.ga - me.com

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